LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2020	rlipsher@luselaw.com

VIA EDGAR

November 12, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn: Mr. Michael R. Clampitt
Senior Attorney
Mail Stop 4561

Re:	St. Joseph Bancorp, Inc., Registration Statement on Form S-1
File No. 333-153541

Dear Mr. Clampitt:

On behalf of St. Joseph Bancorp, Inc. (the “Company”), we hereby confirm the Company’s responses to the Staff’s comment letter dated November 5, 2008.  Set forth below are the staff’s comments and the Company’s responses thereto.

Form S-1/A

General

1.	Please note the updating requirements of Rule 3-12 of Regulation S-X.

The staff’s comment is acknowledged.

How We Determined the Offering Range, page 4

2.
Please refer to comment 4 in our letter dated October 15, 2008.  It appears, based on your revised disclosure, that RP Financial valued the equity of St. Joseph Bancorp at a discount to the peer group because it determined that St. Joseph’s pro forma to book ratios were lower than the peer group companies.  Please confirm that this is the only reason for the discount.  Alternatively, revise the disclosure to discuss the other factors that led RP Financial to value St. Joseph at a discount to the peer group.

LUSE GORMAN POMERENK & SCHICK
      A PROFESSIONAL CORPORATION

Mr. Michael R. Clampitt
November 12, 2008

The Company’s response to this comment was submitted on a supplemental basis to the staff in a letter from our firm dated November 6, 2008.  On behalf of the Company, and in accordance with discussions with the staff, we hereby confirm that the changes to the prospectus submitted to the staff supplementally will be included in the prospectus filed with the Commission via EDGAR under Rule 424.

* * * * * *

We trust the foregoing is responsive to the staff’s comments.  The Company has submitted a request for acceleration of the registration statement to November 12, 2008, at 11:00 a.m., or as soon thereafter as is practicable.  We therefore request that the staff advise the undersigned at (202) 274-2020 as soon as possible if it has any further comments.

Very truly yours,

\s\ Robert I. Lipsher
Robert I. Lipsher

cc:	Michael Clampitt, Esq.
Matt McNair, Esq.
David Permut, Esq.
Ralph E. Schank
Midwest Federal Working Group